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VIA EDGAR

June 24, 2025

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Civil Action Documents Filed with Respect to First Eagle Funds and First Eagle Investment Management, LLC, File Nos. 033-63560 and 811-7762

Dear Sir or Madam:

Enclosed for electronic filing on behalf of First Eagle Funds and First Eagle Investment Management, LLC, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a complaint filed on May 20, 2025 in the Superior Court of the State of Delaware naming First Eagle Funds and First Eagle Investment Management, LLC, as defendants in a lawsuit (Marianna Dandini v. First Eagle Funds, et al., Docket No. C.A. No. N25C-05-224-KMM-CCLD).

If you have any questions regarding this filing, please call me at (212) 839-8673.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

cc: David O’Connor

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.